FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the months of September & October 2004

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Releases:  November 3, 17, December 10, 23, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.
(Registrant)

Date: January 13, 2004	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

  Trading Symbol TSX-VE: GGC

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

1ST Quarter Production from La Guitarra & San Raphael Mines

Richard Hughes Appointed Director

Jim McDonald, P. Geo., President of Genco Resources Ltd. (GGC: TSX-VENTURE) (“GENCO”),  announces the production results from Genco’s first quarter ended October 2004 at La Guitarra Mine and the recently opened, adjacent San Raphael Mine, Mexico.

Production Table August 2004 to October 2004

	August 2004	September 2004	October 2004	Total
Silver Grade Grams/Tonne	181.79	257.56	296.47	250.63 (average)
Gold Grade Grams/Tonne	3.12	3.44	6.87	4.61 (average)
Silver Production in Ounces	13,930	25,706	31,380	71,016
Gold Production in Ounces	238	328	717	1283
Silver Equivalent Ounces	28,210	45,386	74,400	147,996
Dry Tonnes Milled	2,915	3,643	3,827	10,385

Genco continues to develop ramps, drifts and new ore faces on two vein systems for future mining, in the New San Raphael Mine.  As a result of processing this developmental ore, production in October 2004 increased by almost 64% over September 2004.  October production was approximately 74,400 equivalent silver ounces, recovery for silver was 86.02% versus a budgeted recovery of 83% and gold recovery was 85.07% versus a budgeted recovery of 81%.  The average grade of silver for October was 296.47 grams per tonne and the average gold grade was 6.87 grams per tonne.  These are the highest average gold grades since Luismin started production at La Guitarra Mine in 1993 and the highest average silver grades produced at the mine since Genco acquired the Temascaltepec District in August 2003.

In October 2004, Genco milled 446 tonnes of developmental ore from the La Guitarra Vein in the San Raphael Mine with average silver grades ranging from 175 to 600 grams of silver per tonne and gold grades ranging from 4.0 to 28.0 grams of gold per tonne.  Genco also milled 370 tonnes of development ore from a second vein, called Guitarra del Alto, within the New San Raphael Mine.  The average silver grade of developmental ore milled, ranged from 200 to 836 grams of silver per tonne and the average gold grade ranged from 1.0 to 11.0 grams of gold per tonne.

Michael Petrina, P. Eng., Mine Engineer and Genco’s Chief Operating Officer, stated “Genco continues to develop the new mine as part of our continued mining plan for 2004.  We expect that the San Raphael ore will continue to improve Genco’s average grade.”

Genco’s Board wishes to announce and welcome Mr. Richard Hughes to the Company’s Board of Directors.  Mr. Hughes is best known for his prominent role in the discovery of one of the world’s richest gold mines, the Golden Giant (Hemlo Mine) in Ontario, Canada.  Mr. Hughes was also responsible for the discovery of the Balmoral Mine in Quebec, Canada and in discovering and bringing to production, the Sleeping Giant Mine in Quebec, Canada, (owned 50% by Aurizon Mines and 50% by Cambior) and the Beaufor Mine in Quebec, Canada (owned 100% by Aurizon Mines).

Mr. Hughes’ proven track record and more than 25 years of mining experience enables him to assist Genco in it’s pursuit of world class mining projects.  Mr. Hughes geological expertise coupled with his mining financial knowledge from his successful projects will be a valuable addition to Genco’s Board of Directors.  Genco has issued to Mr. Hughes a stock option to purchase 50,000 shares exercisable at $0.80 per share for a period of five years.

James McDonald, P. Geo., President

For more information, please contact:

GENCO RESOURCES LTD.

Phone: (604) 682-2205

Fax:     (604) 682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE, AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresorces.com

GGC (TSX Venture Exchange)

      November 17, 2004

Trading Symbol TSX-VE: GGC

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

Genco Resources Ltd. announces $200,000 Private Placement of $0.80 units and stock option grant.

Jim McDonald, P. Geo., President of Genco Resources Ltd. (GGC: TSX-VENTURE) (“GENCO”), wishes to announce a non-brokered private placement of up to 250,000 units for an aggregate $200,000.00 CDN.  Each unit will consist of a common share (subject to a four month hold period) and one share purchase warrant which will entitle the holder to purchase an additional share at $0.90 for the period of two years.

Under its existing Stock Option Plan, the Company has granted 200,000 stock options at a strike price of $0.85 for a term of five years. The Stock Option Plan was approved at the Company’s latest annual General Meeting on December 12th 2003.  The private placement and grant of stock options are subject to TSX-Venture exchange approval.

James McDonald, P. Geo., President

For Further information:

Genco Resources Ltd.

Suite 550-999 West Hastings Street,

Vancouver, B.C. V6C 2W2

(604)-682-2205

info@gencoresources.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE

AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresorces.com

GGC (TSX Venture Exchange)

December 10, 2004

   Trading Symbol TSX-VE: GGC

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

GENCO Announces Change in Financial Year - End

Wayne Moorhouse, Vice President of Finance, Genco Resources Ltd. (GGC: TSX-VENTURE) (“GENCO”), wishes to announce that Genco will change its financial year–end from July 31 to December 31.  The reason for this change is to align the year–ends of Genco and its operating subsidiaries located in Mexico.  Management anticipates this will simplify accounting and reduce costs.  To facilitate the change, Genco will report a, one time, five month transition year covering the months of August 2004 to December 2004.  Subsequent to the transition year Genco’s first full financial year will cover the period January 1, 2005 to December 31, 2005.

During the transition year Genco will file both interim and year end financial statements. Interim financial statements will cover the three month period ending October 31, 2004, which will include the balance sheet, as of July 31, 2004 and the financial statements for the period ending October 31, 2003, for comparison purposes.  Year end financial statements will be filed for the five month period ending December 31, 2004 and these will be compared to the financial statements for the year ending July 31, 2004.

During its new financial year Genco will file interim financial statements (with comparative 3 month periods) covering the three months ended March 31, 2005 (April 31, 2004), June 30, 2005 (July 31, 2004), and September 31, 2005 (October 31, 2004).  Annual statements will be filed for the new financial year ending December 31, 2005 with comparative statements from the previous financial year ending July 31, 2004 and the transition year ending December 31, 2004.

As prescribed in NI 51-102 section 4.2(b)(i) the filing deadline for the annual financial statements will be on or before the 120th day after the end of the most recently completed financial year.   The filing deadline for the interim financial statements will be as prescribed in NI 51-102 section 4.4(b)(i) on or before the 60th day after the end of the interim period.

“Wayne Moorhouse”

Vice President Finance

For more information, please contact:

GENCO RESOURCES LTD.

Phone:    (604) 682-2205

Fax:         (604) 682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE,

AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresorces.com

GGC (TSX Venture Exchange)

December 23, 2004

Trading Symbol TSX-VE: GGC

GENCO RESOURCES LTD. ANNOUNCES YEAR END FINANCIAL RESULTS FOR PERIOD ENDING JULY 31, 2004

Wayne Moorhouse, VP of Finance for Genco Resources Ltd. [TSX Venture Exchange: GGC] (the “Company”), is pleased to announce the financial results for the quarter ended July 31, 2004.

For the twelve months ended July 31, 2004 the Company reports sales of $3,723,638, cost of goods sold of $3,206,093 and gross income on operations of $517,545.

Company assets on July 31, 2004 were $11,996,205, an increase of $10,854,860 over July 31, 2003 assets of $1,141,345.  Asset growth was a result of acquiring La Guitarra Cia. Minera S.A. de C.V. including its mining operations from Luismin S.A. de C.V. in August of 2003, and direct investment in the La Guitarra since purchase.

During the period La Guitarra milled 41,084 dry tonnes of ore and produced 478,966 equivalent ounces of silver.  The average realized price per ounce of silver was US$6.01, and the average realized price per ounce of gold was US$393.25.

See attached balance sheet and income statement for more information.  Full company financial statements are available on sedar at http://www.sedar.com

For further information: 604-682-2205

E-mail:  gencoinfo@telus.net

www.gencoresources.com

The TSX Venture Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresorces.com

GGC (TSX Venture Exchange)